Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CERTIFICATE RIDER

Group Contract no.:

Contractholder:

Effective Date:    September 1, 2025

The certificate is changed as follows:

The following statement is added to the Certificate Specifications:

“Certain non-insured Grief Counseling Services are included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance and provided at no additional cost. MetLife has arranged for these services to be provided by LifeWorks US Inc, a third-party service provider, to help beneficiaries cope with the death of covered persons whose lives are the subject of Group Life Insurance under the Group Contract. If the certificate would otherwise end due to the death of the covered person, the Grief Counseling Services will remain in effect.

Grief Counseling Services include intake, assessment and counseling services as follows:

•

Telephone intake by a licensed mental health professional for assessment and appropriate referral to identified licensed counselors with at least a master’s degree in counseling, psychology or sociology based upon the beneficiary’s specific grief counseling needs;

•	24-hour availability of grief counseling clinical services, via a toll-free telephone line three hundred sixty-five days a year;
•	A maximum of five 50 minute face-to-face, telephonic, and video grief counseling sessions per loss event;
•	Courtesy follow-up with beneficiaries using the Grief Counseling Services; and
•	Access to educational materials and self-assessments as it pertains to the loss experienced by the beneficiaries.

Access to the Grief Counseling Services and more information on how to access Grief Counseling Services can be obtained by contacting LifeWorks at 866-307-1405, 201 – 17th Street NW, Suite 630, Atlanta, GA, United States, 30363 and metlifebene.lifeworks.com.”

The Effective Date of this rider is the later of the Effective Date shown above or Your original Certificate Date shown in the Certificate Specifications.

This rider is to be attached to and made a part of the Certificate.

GCR19-01 l/gc